[redacted]

08028228

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-01447

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Stifel, Nicolaus & Company, Incorporated**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

501 North Broadway
(No. and street)

St. Louis	MO	63102-2188
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Bernard N. Burkemper, Chief Financial Officer (314) 342-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
MAR 3 1 2008
THOMSON FINANCIAL

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

100 S 4th Street	St. Louis	MO	63102
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing Section
MAR 14 2008
Washington, DC
101

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

AFFIRMATION

I, Bernard N. Burkemper, affirm that, to the best of my knowledge and belief the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Stifel, Nicolaus & Company, Incorporated, for the year ended December 31, 2007, are true and correct. I further affirm that neither the company nor any officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors, which are, classified as customers accounts (debits $5,390,663 and credits $13,046).

TESSA S. GREJTAK
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis City
My Commission Expires: May 21, 2011
Commission # 07045519

Bernard N Burkemper
Signature

Chief Financial Officer
Title

Tessa S Grejtak
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Consolidated Statement of Financial Condition
- ~~☒~~ (c) Consolidated Statement of Operations
- ~~☒~~ (d) Consolidated Statement of Cash Flows
- ~~☒~~ (e) Consolidated Statement of Changes in Stockholder's Equity
- ~~☒~~ (f) Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- ~~☒~~ (g) Unconsolidated Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
- ~~☒~~ (h) Unconsolidated Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
- ~~☒~~ (i) Information relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
- ~~☒~~ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (included in items g and h)
- ~~☒~~ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report (not required)
- ~~☒~~ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ~~☒~~ (o) Supplemental Report on Internal Control
- ☐ (p) Unconsolidated Schedule of Segregation Requirements and Funds in Segregation
- ☐ (q) Unconsolidated Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2007

AND

INDEPENDENT AUDITORS' REPORT

AND

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

FILED PURSUANT TO RULE 17a-5(e)(3) AS A PUBLIC DOCUMENT

STIFEL, NICOLAUS & COMPANY, INCORPORATED
(Name of Respondent)

501 NORTH BROADWAY
ST. LOUIS, MISSOURI 63102-2188
(Address of principal executive office)

Mr. Bernard N. Burkemper
Chief Financial Officer
Stifel, Nicolaus & Company, Incorporated
501 North Broadway
St. Louis, Missouri 63102-2188
Telephone Number: 314-342-2000

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

STIFEL, NICOLAUS & COMPANY, INCORPORATED
AND SUBSIDIARIES

Consolidated Statement of Financial Condition

As of December 31, 2007

Deloitte.

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
Fax: +1 314 342 1100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Stifel, Nicolaus & Company, Incorporated
St. Louis, Missouri

We have audited the accompanying consolidated statement of financial condition of Stifel, Nicolaus & Company, Incorporated and Subsidiaries (the "Company") (a wholly-owned subsidiary of Stifel Financial Corp.) as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Stifel, Nicolaus & Company, Incorporated and Subsidiaries at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note E, the previously reported balance of Additional Paid-In-Capital as of December 31, 2006 has been restated.

Deloitte & Touche LLP

February 28, 2008

STIFEL, NICOLAUS & COMPANY, INCORPORATED
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS	
Cash and cash equivalents	$ 29,228,398
Cash segregated under federal and other regulations	18,757
Securities purchased under agreements to resell	13,244,718
Receivable from brokers and dealers:	
Securities failed to deliver	18,341,600
Deposits paid for securities borrowed	45,144,300
Clearing organizations	115,813,006
	179,298,906
Receivable from customers, net of allowance for doubtful receivables of $290,445	495,288,825
Securities owned, at fair value	14,847,657
Securities owned and pledged, at fair value	153,065,357
	167,913,014
Memberships in exchanges	168,000
Due from affiliates	12,921,143
Goodwill	75,097,614
Intangible assets, net of accumulated amortization of $4,824,486	16,942,643
Loans and advances to Financial Advisors and other employees, net of allowance for doubtful receivables from former employees of $737,397	70,396,224
Deferred tax asset	30,091,880
Other assets	81,648,189
TOTAL ASSETS	$ 1,172,258,311
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Short-term bank loans	127,850,000
Drafts payable	51,187,654
Payable to brokers and dealers:	
Securities failed to receive	12,588,203
Deposits received for securities loaned	138,474,800
Clearing organizations	11,435,638
	162,498,641
Payable to customers	159,740,261
Securities sold, but not yet purchased, at fair value	36,574,997
Due to Parent Company and affiliates	32,650,522
Accrued employee compensation	143,899,665
Accounts payable and accrued expenses	45,622,942
	760,024,682
Liabilities subordinated to claims of general creditors	40,078,801
Stockholder's equity:	
Capital Stock - par value $1, authorized 30,000 shares, outstanding 1,000 shares	1,000
Additional paid-in capital	208,968,004
Retained earnings (includes cumulative effect of adopting FIN 48 of $1,480,430)	163,185,824
TOTAL STOCKHOLDER'S EQUITY	372,154,828
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,172,258,311

See notes to Consolidated Statement of Financial Condition.

STIFEL, NICOLAUS & COMPANY, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2007

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

Nature of Operations

Stifel, Nicolaus & Company, Incorporated and Subsidiaries (collectively referred to as the "Company") are principally engaged in retail brokerage, securities trading, investment banking and related financial services throughout the United States. Although the Company has offices throughout the United States, its major geographic area of concentration is in the Midwest and Mid-Atlantic regions. The Company's principal customers are individual investors, corporations, municipalities and institutions.

On February 28, 2007, Stifel Financial Corp. the ("Parent Company") acquired Ryan Beck Holdings Inc. and its subsidiaries, including its broker-dealer subsidiary, Ryan Beck & Co., Inc. ("Ryan Beck") from BankAtlantic Bancorp, Inc. Ryan Beck remained an independent broker dealer until all existing branch offices were converted to the Company's branch office system which was completed in the third quarter of 2007. On November 30, 2007, Ryan Beck was granted a withdrawal for its registration with the Securities and Exchange Commission. On December 26, 2007 Ryan Beck Holdings Inc. and Ryan Beck & Co., Inc. were merged into Ryan Beck Holdings, LLC of Missouri, a newly formed subsidiary of the Company.

Basis of Presentation

The Consolidated Statement of Financial Condition includes the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions are eliminated in consolidation. The amounts included in the accompanying Consolidated Statement of Financial Condition related to the subsidiaries are immaterial. The Company is a wholly-owned subsidiary of the Parent Company.

The preparation of the Consolidated Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Statement of Financial Condition. Actual results could differ from those estimates. Management considers the accrual for litigation its most significant estimate susceptible to change.

Cash and Cash Equivalents

The Company defines cash equivalents as short-term, highly liquid investments with original maturities of 90 days or less, other than those held for sale in the ordinary course of business.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (continued)

Security Transactions

Securities owned, and securities sold, but not yet purchased, are carried at fair value.

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by settlement date.

Receivable from customers includes amounts due on cash and margin transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the Consolidated Statement of Financial Condition.

Securities purchased under agreements to resell (Resale Agreements) and securities sold under agreements to repurchase are recorded at the contractual amounts that the securities will be resold/repurchased, including accrued interest. The Company's policy is to obtain possession or control of securities purchased under Resale Agreements and to obtain additional collateral when necessary to minimize the risk associated with this activity.

Customer security transactions are recorded on a settlement date basis. Principal securities transactions are recorded on a trade date basis.

Securities Borrowing and Lending Activities

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender generally in excess of the market value of securities borrowed. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned generally on a daily basis, with additional collateral obtained or refunded as necessary. Substantially all of these transactions are executed under master netting agreements, which give the Company right of offset in the event of counterparty default. Such receivables and payables with the same counterparty are not set off on the Company's Consolidated Statement of Financial Condition.

Loans and Advances

The Company offers transition pay, principally in the form of upfront loans, to Financial Advisors ("F.A.s") and certain key revenue producers as part of the Company's overall growth strategy. These loans are generally forgiven over a five to ten year period if the individual satisfies certain conditions, usually based on continued employment and certain performance standards. If the individual leaves before the term of the loan expires or fails to meet certain performance standards, the individual is required to repay the balance. Management monitors and compares individual investment executive production to each loan issued to ensure future recoverability.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (continued)

In connection with the Parent Company's acquisition of Ryan Beck, the Parent Company issued upfront loans to certain F.A.s of Ryan Beck in the amount of $24,423,000. These loans will be forgiven ratably over seven years. If the individual leaves before the term of the loan expires, the individual is required to repay the loan.

Legal Reserves

The Company records reserves related to legal proceedings resulting from lawsuits and arbitrations, which arise from its business activities. Some of these lawsuits and arbitrations claim substantial amounts, including punitive damage claims. Management has determined that it is likely that the ultimate resolution in favor of certain of these claims will result in losses to the Company. The Company has, after consultation with outside legal counsel and consideration of facts currently known by management, recorded estimated losses to the extent they believe certain claims are probable of loss and the amount of the loss can be reasonably estimated. Factors considered by management in estimating the Company's liability are the loss and damages sought by the claimant/plaintiff, the merits of the claim, the amount of loss in the client's account, the possibility of wrongdoing on the part of the employee of the Company, the total cost of defending the litigation, the likelihood of a successful defense against the claim, and the potential for fines and penalties from regulatory agencies. Results of litigation and arbitration are inherently uncertain, and management's assessment of risk associated therewith is subject to change as the proceedings evolve. After discussion with counsel, management, based on its understanding of the facts, accrues what they consider appropriate to provide loss allowances for certain claims, which is included in the Consolidated Statements of Financial Condition under the caption "Accounts payable and accrued expenses."

Goodwill and Intangible Assets

Goodwill represents the cost of acquired businesses in excess of the fair value of the related net assets acquired. The Company does not amortize goodwill. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill is tested for impairment at least annually or whenever indications of impairment exist. In testing for the potential impairment of goodwill, management estimates the fair value of each of the Company's reporting units (generally defined as the Company's businesses for which financial information is available and reviewed regularly by management), and compares it to their carrying value. If the estimated fair value of a reporting unit is less than its carrying value, management is required to estimate the fair value of all assets and liabilities of a reporting unit, including goodwill. If the carrying value of the reporting unit's goodwill is greater than the estimated fair value, an impairment charge is recognized for the excess. The Company has elected July 31st as its annual impairment testing date.

Identifiable intangible assets, which are amortized over their estimated useful lives, are tested for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No.144").

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (continued)

Income Taxes

The Company is included in the consolidated federal and certain state income tax returns filed by the Parent Company and its subsidiaries. The Company also files on a stand-alone basis in certain other states. The Company's portion of the consolidated current income tax liability, computed on a separate return basis pursuant to a tax sharing agreement, and the Company's stand-alone tax liability or receivable is included in the accompanying Consolidated Statement of Financial Condition.

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial reporting and income tax bases of assets and liabilities.

Stock-Based Compensation

The Company's employees participate in the Parent Company's stock-based plans. The Company recognizes a credit to additional paid in capital, net of tax, ratably over the vesting period.

Fair Value

Substantially all of the Company's financial instruments are carried at fair value or amounts that approximate fair value Securities owned, and securities sold, but not yet purchased, and investments include securities that are marketable and securities that are not readily marketable. Marketable securities are carried at fair value based on either quoted market or dealer prices, or accreted costs. The fair value of securities, for which a quoted market or dealer price is not available, is based on management's estimates. Among the factors considered by management in determining the fair value of investments are the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. The fair value of these investments is subject to a high degree of volatility and may be susceptible to significant fluctuation in the near term. The fair value of non-marketable securities at December 31, 2007 of $4,889,215 is included in the Consolidated Statement of Financial Condition under the caption "Other assets".

Customer receivables, primarily consisting of floating-rate loans collateralized by customer-owned securities, are charged interest at rates similar to other such loans made throughout the industry. Except for the Company's subordinated liabilities (see Note J), the Company's remaining financial instruments are generally short-term in nature and their carrying values approximate fair value.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (continued)

Derivative Financial Instruments

The Company accounts for derivative financial instruments and hedging activities in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as subsequently amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statements No. 133, SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, and SFAS No. 149, Amendments of Statement 133 on Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for stand-alone derivative instruments, derivatives embedded within other contracts or securities, and hedging activities. The Company principally utilizes interest rate swaps, on occasion, to hedge the fair value of securities. The Company does not formally designate hedging relationships and accordingly all derivatives are carried in the Company's Consolidated Statement of Financial Condition at fair value. Any collateral exchanged as part of the swap agreement is recorded in broker receivables and payables in the Consolidated Statement of Financial Condition for the period.

The Company elects to net-by-counterparty the fair value of interest rate swap contracts entered into by the Fixed Income Capital Markets group as provided for under Financial Interpretation No. 39 "FIN 39", Offsetting of Amounts Related to Certain Contracts, as long as the contracts contain a legally enforceable master netting arrangement. The fair value of those swap contracts are netted by counterparty in the Company's Consolidated Statement of Financial Condition. The Company did not have any open derivative positions at December 31, 2007.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a Company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Management believes the adoption of FIN 48 on January 1, 2007 did not have a material impact on the Company's Consolidated Statement of Financial Condition.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. The adoption of SFAS No. 157 on January 1, 2008 did not, and is not expected to have a material impact on the Company's Consolidated Statement of Financial Condition

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (continued)

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115 ("SFAS No. 159"). SFAS No. 159 permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157. The adoption of SFAS No. 159 on January 1, 2008 did not, and is not expected to have a material impact on the Company's Consolidated Financial Statements. The Company did not elect to designate the fair value option for any of its financial instruments and certain other items allowed by this pronouncement, but may do so in the future.

In April 2007, the FASB issued Interpretation No. 39-1, Amendment of FASB Interpretation No. 39 ("FIN 39-1"). FIN 39-1 defines "right of setoff" and specifies what conditions must be met for a derivative contract to qualify for this right of setoff. It also addresses the applicability of a right of setoff to derivative instruments and clarifies the circumstances in which it is appropriate to offset amounts recognized for those instruments in the Consolidated Statements of Financial Condition. In addition, FIN 39-1 permits offsetting of fair value amounts recognized for multiple derivative instruments executed with the same counterparty under a master netting arrangement and fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) arising from the same master netting arrangement as the derivative instruments. This interpretation is effective for fiscal years beginning after November 15, 2007. The adoption of FIN 39-1 on January 1, 2008 did not, and is not expected to have a material impact on the Company's Consolidated Statement of Financial Condition.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations ("SFAS No. 141R"). SFAS 141R retains the fundamental requirement in SFAS 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. SFAS No. 141R establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statement the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is evaluating the impact that the adoption of SFAS No. 141R will have on the Company's Consolidated Statement of Financial Condition.

NOTE B — CASH SEGREGATED UNDER FEDERAL REGULATIONS

At December 31, 2007, cash of $17,757 has been segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. The Company performs a weekly reserve calculation for proprietary accounts of introducing brokers ("PAIB") which includes accounts of an affiliated introducing broker. At December 31, 2007, no deposit was required. Cash of $1,000 has been segregated in a reserve bank account for the exclusive benefit of PAIB.

NOTE C — SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

Pledged securities that can be sold or repledged by the secured party are identified as "Securities owned and pledged" on the Consolidated Statement of Financial Condition. The components of securities owned and securities sold, but not yet purchased at December 31, 2007, are as follows:

Securities, at fair value:	Owned	Sold, but not yet purchased
U.S. Government obligations	$ 53,086,814	$ 15,581,784
State and municipal bonds	52,256,964	68,021
Corporate obligations	14,149,896	11,855,920
Corporate stocks	48,419,340	9,069,272
	$ 167,913,014	$ 36,574,997

NOTE D — SHORT-TERM FINANCING

The Company's daily short-term financing is generally obtained through the use of bank loans and securities lending arrangements. The Company borrows from various banks on a demand basis with company-owned and customer securities pledged as collateral. Available ongoing credit arrangements with banks totaled $755,000,000 at December 31, 2007, of which $627,150,000 was unused. There are no compensating balance requirements under these arrangements. At December 31, 2007, the Company had short-term bank loans of $127,850,000 at an average rate of 4.53%. The average bank borrowing was $156,777,951 in 2007, at a weighted average interest rate of 4.86%. At December 31, 2007, the Company had a stock loan balance of $138,474,800 at an average rate of 4.12%. During 2007, the average outstanding securities lending arrangements utilized in financing activities was $119,590,307 at an average effective interest rate of 4.82%. Customer securities were utilized in these arrangements.

NOTE E – PRIOR YEAR ADJUSTMENT

The Parent Company acquired businesses prior to 2007 which were also contributed to the Company prior to 2007. The Parent Company did not contribute the goodwill, intangible assets and the related deferred tax liabilities associated with these businesses. In 2007, the Company considered Emerging Issues Task Force ("EITF") Issue No. 90-5 "Exchange of Ownership Interests under Common Control" and has determined that the goodwill, intangible assets, and the related tax liabilities of such businesses should have been contributed to the Company along with the related businesses. The Company has concluded that such balances in addition to additional paid in capital should be restated. These businesses were contributed to the Company resulting in a prior year adjustment to beginning paid-in-capital for goodwill, intangible assets, and related deferred tax liabilities of $15,981,448, $4,513,963 and ($279,924), respectively, recorded for those acquisitions. As such, additional paid in capital has been restated by $20,215,487 for the correction of an error related to business contributions prior to December 31, 2006. The adjustment to beginning paid-in-capital is as follows:

	Additional Paid-In-Capital
Balance at January 1, 2007 (as originally reported)	$ 50,003,661
Prior year adjustment – Businesses contributed in prior years from Parent Company	20,215,487
Balance at January 1, 2007 (as restated)	$ 70,219,148

NOTE F – GOODWILL AND INTANGIBLE ASSETS

The Company completed an annual goodwill impairment test as of July 31, 2007 in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. The Company's testing did not indicate any impairment of the carrying value of goodwill.

NOTE F – GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

The carrying amount of goodwill and intangible assets attributable is presented in the following table:

Goodwill	
Balance at January 1, 2007 (as originally reported)	$ - -
Assets contributed from Parent Company for acquisitions prior to January 1, 2007	15,981,445
Balance at January 1, 2007 (as restated-see Note E)	15,981,445
Assets contributed from Parent Company	49,056,709
Purchase price adjustments	10,059,460
Balance at December 31, 2007	$ 75,097,614
Intangible Assets	
Balance at January 1, 2007 (as originally reported)	$ 1,330,777
Assets contributed from Parent Company for acquisitions prior to January 1, 2007	4,513,966
Balance at January 1, 2007 (as restated-see Note E)	5,844,743
Assets contributed from Parent Company	14,314,670
Amortization of intangible assets	(3,216,770)
Balance at December 31, 2007	$ 16,942,643
Total goodwill and intangible assets	$ 92,040,257

The changes in goodwill during the year ended December 31, 2007 are attributable to the application of EITF 90-5 for contribution of goodwill and intangible assets related to Parent Company acquisitions and contribution of Ryan Beck, adjustments due to the finalization of the allocation of purchase price related to the acquisition of Miller Johnson Steichen Kinnard, Inc. ("MJSK"), and the contingent earn-out attributable to Legg Mason Capital Markets ("LM Capital Markets").

NOTE F – GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

Intangible assets consist of acquired customer lists and non-compete agreements that are amortized to expense over their contractual or determined useful lives, as well as backlog, which is amortized against revenue as specific transactions are closed. The gross and accumulated amortization balances of intangibles are as follows:

	December 31, 2007		
Amortized intangible assets	Gross Carrying Amount	Accumulated Amortization	Net
Customer lists	$19,533,394	$3,300,744	$16,232,650
Backlog	347,616	338,857	8,759
Non-compete agreements	1,886,119	1,184,885	701,234
Total amortized intangible assets	$21,767,129	$4,824,486	$16,942,643

.Aggregate amortization expense related to intangible assets was $3,216,770 for the year ended December 31, 2007. Estimated annual amortization expense for the next five years is: 2008 - $2,796,766; 2009 - $2,347,157; 2010 - $2,259,232; 2011 - $2,196,485; and 2012 - $2,056,932. The weighted-average remaining lives of the following intangible assets at December 31, 2007 are: customer lists 7.2 years, and non-compete agreements 1.2 years.

NOTE G — COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting commitments. Settlements of transactions relating to such underwriting commitments, which were open at December 31, 2007, had no material effect on the Consolidated Statement of Financial Condition.

The Company and its subsidiaries are named in and subject to various proceedings and claims arising primarily from its securities business activities, including lawsuits, arbitration claims, class actions and regulatory matters. (See Note K)

In connection with margin deposit requirements of The Options Clearing Corporation ("OCC"), the Company has pledged customer-owned securities valued at $78,250,345. At December 31, 2007, the amounts on deposit satisfied the minimum margin deposit requirement of $56,525,174.

In connection with margin requirements of the National Securities Clearing Corporation, the Company deposited $13,000,000 in cash. At December 31, 2007, the amount on deposit satisfied the minimum margin deposit requirement of $7,697,516.

NOTE G — COMMITMENTS AND CONTINGENCIES (CONTINUED)

The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing house, other members would be required to meet shortfalls. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

At December 31, 2007, the future minimum rental commitments for office space and equipment with initial or remaining non-cancelable lease terms in excess of one year, some of which contain escalation clauses and renewal options, are as follows:

Year Ending December 31,	Operating Leases
2008	$ 33,236,941
2009	27,902,529
2010	20,717,921
2011	16,871,247
2012	12,261,984
Thereafter	38,879,420
	$149,870,042

The Company leases furniture and equipment, under a month-to-month lease agreement, from the Parent Company.

NOTE H — NET CAPITAL REQUIREMENTS

Stifel is subject to the Uniform Net Capital Rule, Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule"), which requires the maintenance of minimum net capital, as defined. Stifel has elected to use the alternative method permitted by the Rule, which currently requires maintenance of minimum net capital equal to the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions, as defined. The Rule also provides that equity capital may not be withdrawn or cash dividends paid to affiliates if resulting net capital would be less than 5% of aggregate debit items.

At December 31, 2007, Stifel had net capital of $131,418,376, which was 21.52% of aggregate debit items and $120,243,331 in excess of minimum required net capital.

NOTE I — EMPLOYEE BENEFIT PLANS

Employees of the Company participate in the Parent Company's profit sharing 401(k) plan, Employee Stock Ownership Plan, and incentive stock award plans. In addition, the Company has a deferred compensation plan available to F.A.'s, a portion of which is invested in Parent Company Stock Units.

NOTE J — LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has a deferred compensation plan available to F.A.s who achieve a certain level of production whereby a certain percentage of their earnings is deferred as defined by the plan, a portion of which is deferred in the Parent Company stock units and the balance into optional investment choices. The Company purchases mutual funds to hedge its liability to F.A.s who choose to base the performance of their return on the index mutual fund options. The Company obtained approval from the New York Stock Exchange ("NYSE") to subordinate the liability for future payments to F.A.s for that portion of compensation not deferred in the Parent Company stock units. Beginning with deferrals made in plan year 1997, the Company issued cash subordination agreements to participants in the plan pursuant to provisions of Appendix D of Securities and Exchange Act ("SEA") Rule 15c3-1.

The Parent Company entered into a $35,000,000 subordinated loan agreement with the Company, as approved by the NYSE on September 27, 2005, pursuant to provisions of Appendix D of SEA Rule 15c3-1. The loan is callable September 30, 2010 and bears interest at 6.38% per annum.

NOTE J — LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (continued)

In addition, the Company entered into a subordinated loan agreement with the Parent Company, as approved by the NYSE on September 27, 2005, pursuant to provisions of Appendix D of SEA Rule 15c3-1, in the amount of $12,218,283 a portion of the total proceeds of the $34,500,000 9% cumulative Trust Preferred Securities issued on April 25, 2002 through Stifel Financial Capital Trust I. On July 13, 2007, the Parent Company called the Stifel Financial Capital Trust I Cumulative Trust Preferred Securities. As a result, the Company repaid the subordinated loan amount of $12,218,283 on July 13, 2007.

The Company has included in its computation of net capital the following cash subordination agreements:

Lender	Due	Amount
Various Financial Advisors	January 31, 2008	$ 913,709
Various Financial Advisors	January 31, 2009	1,300,019
Various Financial Advisors	January 31, 2010	1,391,281
Stifel Financial Corp.	September 30, 2010	35,000,000
Various Financial Advisors	January 31, 2011	1,473,792
		$ 40,078,801

At December 31, 2007, the fair value of the liabilities subordinated to claims of general creditors using interest rates commensurate with borrowings of similar terms was $33,297,129.

NOTE K — LEGAL PROCEEDINGS

The Company and its subsidiaries are named in and subject to various proceedings and claims arising primarily from its securities business activities, including lawsuits, arbitration claims, class actions and regulatory matters. Some of these claims seek substantial compensatory, punitive or indeterminate damages. The Company is also involved in other reviews, investigations and proceedings by governmental and self-regulatory agencies regarding the Company's business, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. Because litigation is inherently unpredictable, particularly in cases where claimants seek substantial or indeterminate damages or when investigations and proceedings are in the early stages, the Company cannot predict with certainty the losses or range of losses related to such matters, how such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief might be.

NOTE K — Legal Proceedings (continued)

Consequently, the Company cannot estimate losses or ranges of losses for matters where there is only a reasonable possibility that a loss may have been incurred. Although the ultimate outcome of these matters cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of the foregoing matters will not have a material adverse effect on the Consolidated Statements of Financial Condition of the Company, taken as a whole; such resolution may, however, have a material effect on the operating results in any future period, and, depending on the outcome and timing of any particular matter, may be material to the operating results for any period depending on the operating results for that period. The Company has provided loss allowances for such matters in accordance with SFAS No. 5, Accounting for Contingencies. The ultimate resolution may differ materially from the amounts accrued. For the periods presented, the recording of legal accruals did not have a material impact on the Consolidated Statement of Financial Condition.

NOTE L — Financial Instruments With Off-Balance Sheet Credit Risk

As a carrying broker-dealer, the Company clears and executes transactions for three introducing broker-dealers. Pursuant to the clearing agreements, the introducing broker-dealers guarantee the performance of their customers to the Company. To the extent the introducing broker-dealers are unable to satisfy their obligations under the terms of the respective clearing agreements, the Company would be secondarily liable. However, the potential requirement for the Company to fulfill these obligations under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

In the normal course of business, the Company executes, settles, and finances customer and proprietary securities transactions. These activities expose the Company to off-balance sheet risk in the event that customers or other parties fail to satisfy their obligations.

In accordance with industry practice, customer securities transactions are recorded on settlement date, generally three business days after trade date. Should a customer or broker fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.

NOTE L - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK(CONTINUED)

The Company borrows and lends securities to finance transactions and facilitate the settlement process, as well as relend securities in the normal course of business, utilizing both firm proprietary positions and customer margin securities held as collateral. The Company monitors the adequacy of collateral levels on a daily basis. The Company periodically borrows from banks on a collateralized basis, utilizing firm and customer margin securities in compliance with Security and Exchange Commission ("SEC") rules. Should the counterparty fail to return customer securities pledged, the Company is subject to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls its exposure to credit risk by continually monitoring its counterparties' positions, and where deemed necessary, the Company may require a deposit of additional collateral and/or a reduction or diversification of positions. The Company sells securities it does not currently own (short sales), and is obligated to subsequently purchase such securities at prevailing market prices. The Company is exposed to risk of loss if securities prices increase prior to closing the transactions. The Company controls its exposure to price risk for short sales through daily review and setting position and trading limits.

The Company manages its risks associated with the aforementioned transactions through position and credit limits, and the continuous monitoring of collateral. Additional collateral is required from customers and other counterparties when appropriate.

The Company has accepted collateral in connection with resale agreements, securities borrowed transactions, and customer margin loans. Under many agreements, the Company is permitted to sell or repledge these securities held as collateral and use these securities to enter into securities lending arrangements or to deliver to counterparties to cover short positions. At December 31, 2007, the fair value of securities accepted as collateral where the Company is permitted to sell or repledge the securities was approximately $718,728,975, and the fair value of the collateral that had been sold or repledged was approximately $262,825,861.

Concentrations of Credit Risk

The Company maintains margin and cash security accounts for its customers located throughout the United States. The majority of the Company's customer receivables are serviced by branch locations primarily in the Midwest.

NOTE M — RELATED PARTY TRANSACTIONS

Under an agreement, the Company provides all funding for the Parent Company's cash requirements and accordingly all expenditures of the Parent Company are recorded through the inter-company account. The Company leases certain furniture and equipment from the Parent Company. In addition, the Company records the Parent Company's cash receipts through the inter-company account. During the year, the Parent Company's board of directors authorized $4,500,000 in contributed capital. At December 31, 2007 the Due to Parent Company and affiliates was $32,650,522. In addition, the Company provides funding for affiliated companies. At December 31, 2007 the Due from Affiliates was $12,921,143.

The Company serves as a carrying broker-dealer and clears the securities transactions on a fully disclosed basis of an affiliated company, Century Securities Associates, Inc. ("CSA") Under the arrangement, the Company has a PAIB agreement with CSA. At December 31, 2007, the due from CSA of $361,704 consisted of commissions payable net of brokerage and clearing expense, payroll, independent contractor fees, and taxes that were paid on behalf of the affiliated Company and is included in the Consolidated Statement of Financial Condition under the caption "Due from affiliates". The Company also serves as a carrying broker-dealer and clears the securities transactions on a fully disclosed basis of Stifel Nicolaus Limited ("Stifel Limited"), an affiliated company. At December 31, 2007, the amount payable to Stifel Limited of $318,334 is included in the Consolidated Statement of Financial Condition under the caption "Due to Parent Company and affiliates".

The Company records interest expense on its inter-company debt and subordinated debt to the Parent through the inter-company account.

The Company provides management services for two affiliated companies, Stifel Capco I, LLC and Stifel Capco II, LLC, and receives a fee for such services. At December 31, 2007, the receivable from these affiliated companies of $1,317,833 for such services is included in the Consolidated Statement of Financial Condition under the caption "Due from affiliates".

PARENT COMPANY'S ACQUISITION

On February 28, 2007, the Parent Company closed on the acquisition of Ryan Beck Holdings, Inc. and its wholly-owned broker-dealer subsidiary Ryan Beck from BankAtlantic Bancorp, Inc. Ryan Beck continued to operate as a separate broker-dealer until after all existing branches of Ryan Beck converted to the Company which was completed in the third quarter.

NOTE M — RELATED PARTY TRANSACTIONS (continued)

Under the terms of the agreement, the Company paid initial consideration of approximately $2,652,589 in cash and issued 2,467,600 shares of Parent Company common stock valued at $41.55 per share, which was the five day average closing price of Parent Company common stock for the two days prior to, the day of, and two days subsequent to January 9, 2007, the date the negotiations regarding the principal financial terms were substantially completed, for a total initial consideration of approximately $105,181,369. The cash portion of the purchase price was funded from cash generated from operations. In addition, the Parent Company issued, upon obtaining shareholder approval, five-year immediately exercisable warrants to purchase up to 500,000 shares of Parent Company common stock at an exercise price of $36.00 per share. Shareholders approved the issuance of the warrants on June 22, 2007. The estimated fair values of the warrants on date of closing and issuance were $16,440,000 and $16,895,000, respectively.

In addition, a contingent earn-out payment is payable based on defined revenues attributable to specified individuals in Ryan Beck's existing private client division over the two-year period following closing. This earn-out is capped at $40,000,000. A second contingent payment is payable based on defined revenues attributable to specified individuals in Ryan Beck's existing investment banking division. The investment banking earn-out is equal to 25% of the amount of investment banking fees, as defined, over $25,000,000 for each of the next two years. Each of the contingent earn-out payments is payable, at the Parent Company's election, in cash or common stock. Any contingent payments will be reflected as additional purchase consideration and reflected in goodwill. The Parent Company obtained the approval of shareholders on June 22, 2007 for the issuance of up to 1,000,000 additional shares of Parent Company common stock for the payment of contingent earn-out consideration. At December 31, 2007, the Company recorded $665,000 for the investment banking contingent payment.

A summary of the fair values of the net assets acquired as of February 28, 2007, based upon the purchase price allocation, is as follows:

Cash	$ 6,197,864
Cash segregated under federal and other regulations	97,100
Receivables from customers	3,440
Securities owned, at fair value	113,891,592
Goodwill	49,176,511
Intangible asset	13,968,000
Loans and advances to financial advisors and other employees	18,113,538
Deferred tax asset	7,234,083
Other assets	41,515,096
Total assets acquired	250,197,224
Securities sold, but not yet purchased, at fair value	59,825,579
Accrued employee compensation	47,322,306
Accounts payable and accrued expenses	30,885,511
Total liabilities assumed	138,033,396
Net assets acquired	$ 112,163,828

NOTE M — RELATED PARTY TRANSACTIONS (continued)

The final allocation of the purchase price on the Company's consolidated financial statements may differ from that reflected herein as a result of the final resolution of uncertain tax positions and contingent consideration for this acquisition. Management believes that the foregoing will not result in material changes to the Consolidated Statement of Financial Condition.

In addition, the Parent Company established a retention program for certain associates of Ryan Beck, consisting of $24,423,248 in up front loans paid in cash and issued 394,179 Parent Company restricted stock units ("Units") valued at $23,493,068 using a share price of $59.60, the price on the date the Parent Company shareholders approved the 2007 Incentive Stock Plan for Ryan Beck employees.

On April 2, 2007, the Parent Company completed its acquisition of First Service Financial Company ("First Service"), a Missouri corporation, and its wholly-owned subsidiary First Service Bank, a Missouri bank, by means of the merger (the "Merger") of First Service with and into FSFC Acquisiton Co. ("AcquisitionCo"), a Missouri corporation and wholly-owned subsidiary of the Company, with AcquisitionCo surviving the Merger. Upon consummation of the Merger, the Parent Company became a bank holding company and a financial holding company, subject to the supervision and regulation of The Board of Governors of the Federal Reserve System. Also, First Service Bank has converted its charter from a Missouri bank to a Missouri trust company and changed its name to Stifel Bank & Trust.

NOTE N — INCOME TAXES

Significant components of the Company's deferred tax assets (liabilities) at December 31, 2007 were as follows:

Deferred tax assets		
	Deferred compensation	$ 34,494,627
	Accruals not currently deductible	3,783,401
	Receivable reserves	1,267,370
	State tax net operating loss	1,400,093
	Other	778,056
	Gross deferred tax assets	41,723,547
	Valuation allowance on deferred tax assets	(545,290)
	Deferred tax asset, net of valuation allowance	41,178,257
Deferred tax liabilities		
	Intangible asset	(6,069,107)
	Unrealized appreciation	(3,063,120)
	Prepaid expenses	(1,954,150)
	Total deferred tax liabilities	(11,086,377)
	Net deferred tax assets	$ 30,091,880

NOTE N — INCOME TAXES (CONTINUED)

The Company has established a deferred tax asset of $1,400,093 related to state net operating loss carry forwards of approximately $19.6 million. These operating loss carry forwards expire in each of the jurisdictions where they had arisen and expire between 2011 and 2027. A valuation allowance of $545,290 was established in 2007 for the carry forwards that will not likely be utilized. No other valuation allowances were established since it is more likely than not that the deferred tax assets will be utilized.

In June 2006, the FASB issued Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in income taxes recognized under SFAS 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognition, interest and penalties and disclosure.

The Company adopted the provisions of FIN 48 effective January 1, 2007. The amount of unrecognized tax benefits as of the date of adoption, after recognition of the cumulative change, was $1,898,991 including interest and penalties. The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $1,452,182 as of January 1, 2007. As a result of the implementation of FIN 48, the Company recognized a $1,033,622 increase in the liability for unrecognized tax benefits (including interest and penalties), which was accounted for as an $1,480,430 increase to the January 1, 2007 balance of retained earnings and a $446,808 increase in net deferred tax assets.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

Gross unrecognized tax benefits at January 1, 2007	$1,683,428
Increases in tax positions for prior years	51,643
Decreases in tax positions for prior years	(61,930)
Increases in tax positions for current year	90,121
Settlements	(1,913)
Lapse in statute of limitations	(121,197)
Gross unrecognized tax benefits at December 31, 2007	$ 1,640,152

Included in the balance of December 31, 2007 is $875,585 of tax positions excluding interest and penalties that, if recognized, would affect the effective tax rate. The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes. The Company had accrued interest and penalties related to unrecognized tax benefit of $215,253 and $337,718 at January 1 and December 31, 2007, respectively.

NOTE N — INCOME TAXES (CONTINUED)

The Company is included in the consolidated federal and several state income tax returns filed by the Parent Company and its subsidiaries. The Company and its subsidiaries also file various state and municipal income tax returns in jurisdictions with varying statutes of limitation. For the U.S. and most state and municipal jurisdictions, the years 2004 through 2007 remain subject to examination by their respective authorities. During the third quarter of 2007, the Internal Revenue Service initiated an examination of the Parent's U.S. income tax return for the calendar year 2005. In addition, the Parent is currently under examination by a significant tax jurisdiction. It is possible that these examinations will be resolved in the next twelve months. Due to the potential for resolution of U.S. and state examinations, the Company anticipates that it is reasonably possible that payments in the range of $350,000 to $800,000 will be made by the end of 2008.

******

Deloitte.

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
Fax: +1 314 342 1100
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND REGULATION 1.16 OF THE COMMODITY EXCHANGE ACT

To the Board of Directors of
Stifel, Nicolaus & Company, Incorporated
St. Louis, MO

In planning and performing our audit of the consolidated financial statement of Stifel, Nicolaus & Company, Incorporated and Subsidiaries (the "Company") (a wholly-owned subsidiary of Stifel Financial Corp.) as of December 31, 2007 (on which we issued our report dated February 28, 2008), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers (PAIB)); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above, except we noted a material weakness in the Company's ability to report business combinations of entities under common control. The Company has restated its opening balance of additional paid-in-capital as of January 1, 2007 in its December 31, 2007 consolidated financial statement. This error resulted in a material increase to equity. This condition was considered in determining the nature, timing, and extent of our procedures performed in our audit of the consolidated financial statement of the Company as of December 31, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives, except for the item noted above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

February 28, 2008

END